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October 10, 2006
Jeffrey Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Re:	Cadence Pharmaceuticals, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed October 10, 2006
SEC File No. 333-135821
Dear Mr. Riedler:
     We are in receipt of the Staff’s letter dated October 3, 2006 with respect to the above-referenced Registration Statement. We are responding to the Staff’s comments on behalf of Cadence Pharmaceuticals, Inc. (“Cadence” or the “Company”) as set forth below. Simultaneously with the filing of this letter, Cadence is submitting (by EDGAR) Amendment No. 3 to its Registration Statement on Form S-1 (the “Amendment”), responding to the Staff’s comments. Courtesy copies of this letter and the Amendment (specifically marked to show the changes thereto) are being submitted to the Staff by hand delivery.
     Cadence’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Amendment. For ease of reference, we have set forth the Staff’s comments and Cadence’s response for each item below.
Form S-1
Management’s Discussion and Analysis of Financial Condition and Results..., page 42
Critical Accounting Policies and Estimates, page 44
Stock-Based Compensation, page 45

Jeffrey Riedler
October 10, 2006

Cadence’s Response: On October 4, 2006, the Company contacted the Staff to discuss the comments below. Based on the Company’s discussions and tentative conclusions, we have provided below a summary of the key points discussed with the Staff.
Company Background
     The Company was incorporated on May 26, 2004. In the third quarter of 2004, the Company completed the acquisition of rights to Omigard, its first product candidate. From the third quarter of 2004 through the end of 2005, the Company raised $25 million of capital through the sale of preferred stock in tranches of $7.5 million and $17.5 million. In August 2005, the Company initiated the Phase III clinical trial required for potential FDA approval of Omigard. From May 2004 to December 2005, the Company filled various management positions to support its development of Omigard and expand its business development efforts. In December 2005, the Company began negotiations for its second product candidate, IV APAP. At December 31, 2005, the Company had 12 employees. Other significant milestones are as follows:

March 29, 2006	Acquired the rights to IV APAP and completed a $53.8 million preferred stock sale to support the acquisition and development of IV APAP
May 26, 2006	Cadence’s board of directors approved the engagement of investment bankers
May/June 2006	Hired VP Clinical Development of IV APAP and CFO
June 14, 2006	Held IPO organization meeting
Stages of Enterprise Development and Related Valuation Approach
Inception to March 2006 (just prior to closing of Series A-3 preferred stock sale and acquisition of IV APAP)
     As noted above, during this period, the Company acquired rights to its first product candidate, partially filled out its management team, initiated clinical trials and completed a second round of financing. The Company’s acquisition of Omigard represented a first step in its overall product acquisition strategy; however, it realized that Omigard would not provide the basis for a self-sustaining business and would not generate revenues in the near term. The Company also recognized that additional financing rounds would be required to continue development of Omigard, to build out its corporate infrastructure and to finance the acquisition of additional product candidates. The Company’s assessment of the stage of enterprise development was based on the above factors in relation to guidance contained in the American Institute of Certified Public Accountants, or AICPA, Audit and Accounting Practice Aid Series, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Aid”). The Company concluded that it began as a Stage 1 enterprise at its inception and moved into Stage 2 during this period.

Jeffrey Riedler
October 10, 2006

     Based on the Company’s assessment that it was in Stage 1 and Stage 2 during this period, and a review of paragraphs 76, 150 and 154 of the AICPA Practice Aid, it determined that use of the asset-based approach was appropriate for early stage companies such as the Company and that such value was allocable among common and preferred stockholders based on the current value method. The key assumptions in the Company’s use of the asset-based approach included the following:

As of
12/31/05
(in millions)
Total assets	$15.8
Total liabilities	(1.1)

Net assets (1)	16.9
R&D sunk costs in Omigard (2)	8.3

Total net asset value/enterprise value	25.2
Preferred stock liquidation value	25.8

Valuation to common stock	$—

(1)	Book value assumed to equal fair market value based on the nature of the underlying assets and liabilities.

(2)	The Company has assumed that since it had started its Phase III clinical trial for Omigard in August 2005, enrollment was still in early stages, and it was still far from obtaining results, any accretive value to the underlying intangible assets would be based on costs incurred to date, and not some other measure of fair value.
     Since the Company believes the valuation of the common stock does not equal zero, it assigned a nominal value of $0.10 from inception through December 31, 2005.
     As part of the Company’s reassessment of common stock valuations initiated upon the commencement of its proposed initial public offering (“IPO”), the Company performed additional analysis using a market-based approach based on the sale of its Series A-2 preferred stock to venture capital investors at $1.00 per share. The Company utilized a 40% discount factor that resulted in a common stock valuation of $0.60 per share. In addition, the Company compared this valuation to the result of multiplying the discount factor utilized by its independent valuation specialist based on the estimated number of days preceding an IPO times the estimated low-end of the IPO price range. Both computations resulted in approximately $0.60 per common share. The “Option Activity” table below assumes the use of this market-based approach and the Company has determined that the additional stock-based compensation expense that would be recognized utilizing this method would be immaterial to the Company’s financial results considering both quantitative and qualitative factors discussed in SAB 99.

Jeffrey Riedler
October 10, 2006

March 2006 (as of the closing of the Series A-3 preferred stock sale and acquisition of IV APAP) to June 30, 2006.
     As noted above, during this period, the Company acquired rights to IV APAP, its second product candidate, substantially filled out its management team, continued clinical trials for Omigard and completed a third round of financing. The Company’s acquisition of IV APAP represented a significant step in its overall product acquisition strategy and, at this time, the Company began to contemplate that the combination of IV APAP and Omigard could provide a basis for a self-sustaining business. The acquisition of rights to IV APAP was seen as a “watershed” event that had the potential to make the Company more attractive to both strategic partners and the public equity markets. However, it was also recognized that additional financing rounds will be required to continue development of both product candidates, to complete the build out the Company’s corporate infrastructure and to finance the acquisition of additional product candidates. Although the Company continued to fill out its management team and continued the clinical trials for Omigard during this period, neither of these activities are considered materially accretive to the Company’s enterprise value. The primary driver of increased enterprise value was the acquisition of rights to IV APAP. The Company’s assessment of the stage of enterprise development was again based on the above factors in relation to guidance contained in the AICPA Practice Aid. The Company concluded that it had moved into Stage 3 based on the milestones noted above.
     Based on the Company’s assessment that it was in Stage 3 during this period, the Company determined that use of the market-based approach was appropriate. The Company contemplated both the use of an asset-based approach and an income-based approach. It determined that use of an income-based approach would not yield the most accurate valuation due to the early stage of its development cycle and inability to forecast with a high degree of certainty. The Company determined that use of an asset-based approach was inconsistent with its progressions from a Stage 2 enterprise to a Stage 3 enterprise.
     Initially, the Company allocated the market-based value among common and preferred stockholders based on the option-pricing method; however, on June 14, 2006, the Company commenced the IPO process, and based on the preliminary valuation information presented by the proposed underwriters for the IPO, the Company reassessed the value of the common stock used to grant equity awards back to June 30, 2005. The reassessment of fair value was completed by management, all of whom are related parties, without the use of an unrelated valuation specialist. Management concluded that the stock options granted to employees and directors in May and June of 2006 were at prices that were below the reassessed values. The values of the common stock for May and June of 2006 were initially determined by the Company’s board of directors, after reviewing valuations prepared by an independent valuation specialist. In the reassessment process, the Company’s management concluded that the original valuations did not give enough consideration to the impact of an IPO on the value of the common stock. The valuation ranges initially provided by the Company’s underwriters in June 2006 are consistent with the current estimates of value in the Amendment filed with the Staff today.

Jeffrey Riedler
October 10, 2006

     The key assumptions in the Company’s reassessment of the common stock valuation as of May 9, 2006 are as follows:

Value
Enterprise value assuming an initial public offering (in millions) (1)	$264
Per share common stock value at low-end of IPO pricing range	$2.75
Marketability discount (2)	40%
Common stock value per share	$1.65

(1)	Based on the low-end of the valuation range provided by the underwriters.

(2)	Based on information contained in the Company’s independent valuation report. The report provided discount factors related to marketability and the risk of completing an IPO based on the time between the valuation date and the expected completion of the IPO. Source: Adapted from Brian K. Pearson, “1999 Marketability Discounts Reflected in Initial Public Offerings,” CPA Expert (Spring 2000): 3. Presented in: Pratt, Shannon, Business Valuation Discounts and Premiums. John Wiley and Sons, Inc. New York: 2001.
     The key assumptions in the Company’s reassessment of the common stock valuation as of June 12, 2006 are as follows:

Value
Enterprise value assuming an initial public offering (in millions) (1)	$264
Per share common stock value at low-end of IPO pricing range	$2.75
Marketability discount (2)	30%
Common stock value per share	$1.93

(1)	Based on valuation ranges provided by the underwriters.

(2)	Based on information contained in the Company’s independent valuation report. The report provided discount factors related to marketability and the risk of completing an IPO based on the time between the valuation date and the expected completion of the IPO. Source: Adapted from Brian K. Pearson, “1999 Marketability Discounts Reflected in Initial Public Offerings,” CPA Expert (Spring 2000): 3. Presented in: Pratt, Shannon, Business Valuation Discounts and Premiums. John Wiley and Sons, Inc. New York: 2001.
     On June 14, 2006, the estimated low-end of the pricing range provided by the underwriters at the organizational meeting was $2.75 per share (pre-split). The Company intends to maintain the common stock fair value at $2.75 per share for purposes of computing stock-based compensation until: (1) successful completion of the IPO; or (2) the underwriters revise their estimate of the low-end of the price range.
Option Activity and Reassessed Values
     Below is a summary of the option grants made by the Company from July 2005 through June 2006 and reassessed fair value per share for financial reporting purposes.

Jeffrey Riedler
October 10, 2006

					Annual
			Reassessed		Unrecorded
	No. of Options		Fair Value	Intrinsic	Expense for
Grant Date	Granted (1)	Grant Price	Per Share	Value	2006—2009

2005:
July (7/1/05)	2,000	$0.10	$0.10	$—	$—
September (various dates)	189,000	$0.10	$0.10	$—	$—
December (12/30/05)	1,876,000	$0.10	$0.60	$938,000	$234,500	(2)

2005 Total	2,067,000

			Reassessed	Original	Revised
	No. of Options		Fair Value	Black-Scholes	Black-Scholes
Grant Date	Granted (1)	Grant Price	Per Share	Valuation	Valuation (1)

2006:
January (1/6/06)	15,000	$0.10	$0.60	$0.07	$0.54	(2)
May (5/9/06)	4,496,211	$0.34	$1.65	$0.23	$1.46
June (6/12/06)	1,038,000	$0.80	$1.93	$0.54	$1.56

2006 Total	5,549,211

(1)	The options granted have a four year vesting period with no unusual terms that could accelerate vesting.

(2)	The Company reported a $7.5 million loss for 2005 and expect to report an approximately $50 million loss in 2006 and 2007. The quantitative impact of the additional expense if the revised fair value was used to compute stock-based compensation in 2005, 2006 and 2007 would not be material to the financial statements.
1.	We have the following comments about the valuation of your common stock:
a.	As was requested in part e. of prior comment nine, please disclose a qualitative and quantitative description of how and why each significant factor, assumption, and methodology changed between the valuations of $0.10, $0.34 and $0.80 per share. While we noted some additional disclosures on page 46 about each valuation, you did not appear to qualitatively address each significant factor or assumption and you appeared to provide almost no quantitative disclosures.
Cadence’s Response: The Company has provided the additional disclosure requested by the Staff both in the “Critical Accounting Policies and Estimates” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in Note 7 to the financial statements in the Amendment.
b.	Please tell us how assuming that the fair value of your common stock increased from $0.10 per share prior to March 2006 to $0.80 per share since June 2006 is consistent with you selling shares of preferred stock between $0.94 and $1.00 per share since July 2004. Similarly, please tell us how assuming the fair value of the common

Jeffrey Riedler
October 10, 2006

stock increased since March 2006 is reasonable, as issuing 53,870,000 shares of Series A-3 convertible preferred stock in March 2006 would presumably have significantly diluted the ownership represented by the common stock.
Cadence’s Response: The Company respectfully refers the Staff to the detailed discussion above as well as the additional disclosures provided in both in the “Critical Accounting Policies and Estimates” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in Note 7 to the financial statements in the Amendment.
c.	As was requested in part a. of prior comment nine, please disclose a quantitative discussion of the specific factors and assumptions utilized in your asset-based approach and current value method in determining the $0.10 per share.
Cadence’s Response: The Company has provided the additional disclosure requested by the Staff in the “Critical Accounting Policies and Estimates” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
d.	Please elaborate for us why it was appropriate to use an asset-based approach to determine the enterprise value until March 2006. As this was only about four months prior to you first filing the IPO, please address how you were not already past the very early stages of development. In so doing, please elaborate on whether you had virtually no financial history at March 2006. In addition, as you initiated Phase III clinical trials for Omigard in 2005, please address whether you had a developed product by March 2006. Furthermore, as you received over $25,000,000 from the sale of preferred stock through 2005, please assess whether a relatively small amount of cash had been invested through March, 2006. Finally please address whether you had generated any significant intangible assets by March 2006, regardless of whether these assets could be recognized under GAAP.
Cadence’s Response: The Company respectfully refers the Staff to the detailed discussion above.
e.	Please tell us why it was appropriate to use the current value allocation method until March 2006. Because the current value method assumes dissolution or sale, please address whether a liquidity event was then imminent and the fact that your auditors did not indicate that there was substantial doubt about your ability to continue as a going concern. In addition, please address that you did not appear to then be in your infancy and that you appear to have received more than founder’s capital by that time.

Jeffrey Riedler
October 10, 2006

Furthermore, please address how assuming your liquidation in March 2006 is consistent with the going concern assumption inherent in you first filing your IPO in July 2006.
Cadence’s Response: The Company respectfully refers the Staff to the detailed discussion above.
f.	As was requested by part b. of prior comment nine, please qualitatively and quantitatively elaborate on how the licensing of IV APAP and the advancement of your business model primarily contributed to the difference between the $0.10 and $0.34 per share. On page 46, all we noted was that this led to the utilization of the market-based approach. At a minimum, please address the relative impact each of these two events and changing to a market-based approach had on the value.
Cadence’s Response: The Company respectfully refers the Staff to the detailed discussion above.
g.	As requested in part c. of prior comment nine, please quantitatively discuss the significant factors and assumptions used in the valuations of $0.34 and $0.80 per share, including how the enterprise value was changed. As we have been unable to obtain much quantitative information about the valuations, please provide us the reports outlining the contemporaneous independent valuations the unrelated valuation specialist performed. Similarly, please provide us the calculations for the valuation you provided prior to March 2006. For each valuation, please ensure that the information you provide indicates the enterprise value and the amount of that value assigned to the preferred stock versus common stock.
Cadence’s Response: The Company notes that in its discussion above, it has discussed in detail the requested information regarding the enterprise value. The Company has provided above a detailed quantitative as well as qualitative analysis, including the enterprise value assigned to the preferred and common stock. The revised disclosure in the Amendment does not refer to the valuation referenced in the Staff’s comment. Furthermore, the valuation was prepared for purposes of compliance with Section 409A of the Internal Revenue Code, as amended, and was not intended to serve as a basis for the quantitative valuation of the Company’s common stock for financial reporting purposes. Therefore, based on our discussions and the revisions to the Company’s valuation discussion above and in the disclosure in the Amendment, it is our understanding that the Staff no longer requires copies of the valuation report.
h.	In the valuation performed subsequent to the initiation of your IPO process, please tell us why it was appropriate to give equal weight

Jeffrey Riedler
October 10, 2006

to your Series A-3 preferred stock financing and the valuation ranges provided by the underwriters for this offering. As was contemplated by part d. of prior comment nine, please quantitatively disclose the valuation ranges. Similarly, please disclose why the prospect of an IPO alone primarily contributed to the difference between the $0.34 and the $0.80 per share. Finally, as was contemplated by part f. of prior comment nine, please disclose, qualitatively and quantitatively, how the valuation considered the probability of you ultimately completing an IPO.
Cadence’s Response: Please refer to the response to the Staff’s comment 1.h. above and well as the detailed qualitative and quantitative discussion and retrospective analysis provided above. The Company has provided the additional disclosure requested by the Staff both in the “Critical Accounting Policies and Estimates” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in Note 7 to the financial statements in the Amendment.
i.	In the valuation performed subsequent to the initiation of your IPO process, please provide us sufficient objective support for using 40% as the marketability discount. In so doing, please tell us the factors considered in determining the size of the discount and how you considered the examples in paragraph 57 of the AICPA Practice Aid. In addition, to the extent that the factors or examples considered were qualitative in nature, please describe how you ultimately quantified the discount. Finally, to the extent the marketability discount was derived from what was believed to be comparable companies, please tell us how you ensured the discount only gave effect to the lack of liquidity of the stock of these comparable companies and not to other factors specific to those companies.
Cadence’s Response: The Company respectfully refers the Staff to discussion above, in particular the table listing the key assumptions in the Company’s reassessment of the common stock valuation as of May 9, 2006.”
j.	As you did not appear to provide the written consent of the unrelated valuation specialist, please tell us how you considered Securities Act Rule 436 and footnote 60 of the AICPA Practice Aid.
Cadence’s Response: As noted above, the Company has revised the disclosure to omit the specific reference to the valuation report. The valuation referenced in the Staff’s comment was prepared for purposes of compliance with Section 409A of the Internal Revenue Code, as amended, and was not intended to serve as a basis for the quantitative valuation of the Company’s common stock for financial reporting purposes. Based on the Company’s

Jeffrey Riedler
October 10, 2006

discussions with the Staff, and the omission of the reference to the valuation report, no consent is required under Securities Act Rule 436 and footnote 60 of the AICPA Practice Aid.
k.	As we noted in part g. of prior comment nine, once you can reasonably estimate the IPO price, please disclose a qualitative and quantitative discussion of each significant factor contributing to the difference between each valuation and the estimated IPO price.
Cadence’s Response: The Company respectfully refers the Staff to the discussion above as well as the additional disclosure requested by the Staff both in the “Critical Accounting Policies and Estimates” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in Note 7 to the financial statements in the Amendment.
l.	To the extent that you do not disclose the information requested in prior comment nine, please provide it to us so that we can begin making progress towards resolving this issue and explain to us why you did not think it should be disclosed.
Cadence’s Response: The Company believes that it has provided the information requested in prior comment nine in all material respects. Please refer to the discussion above as well as the additional disclosure requested by the Staff both in the “Critical Accounting Policies and Estimates” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in Note 7 to the financial statements in the Amendment.
Index to Financial Statements, page F-1
Notes to Financial Statements, page F-7
6. License Agreements and Acquired Development and Commercialization Rights, page F-14
Your response to prior comment 13 acknowledges that the Migenix shares would have met the definition of an equity security under SFAS 115, had you acquired them as an investment. The reasons for acquiring the shares would not appear relevant to determining whether they were in the scope of SFAS 115, but instead may have only been relevant in determining whether they were trading or available for sale. While you noted that shares were not registered for re-sale, you did not address whether or how that fact related to the definition of restricted stock for the purpose of SFAS 115. As such, it appears that you should have applied the provisions of SFAS 115 to the Migenix shares.

Based on your response, not applying SFAS 115 resulted in a difference that does not appear to be quantitatively small, especially to your results of operations for 2004. Even if the difference was quantitatively small, the fact that the shares appear to have been capable of precise measurement may have rendered the difference material. In

Jeffrey Riedler
October 10, 2006

addition, your consideration of the users of your financial statements appears to be focused only on your existing or previous investors, not on the investors that may result from your IPO. As the difference appears to be material, please revise your financial statements and related disclosures accordingly.
Cadence’s Response: The Company has revised the financial statements in accordance with the Staff’s comment.
* * *
     Any comments or questions regarding the foregoing should be directed to the undersigned at (858) 523-5435. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,
/s/ Cheston J. Larson
Cheston J. Larson
of LATHAM & WATKINS LLP

Enclosures

cc:	Theodore R. Schroeder, Cadence Pharmaceuticals, Inc.
William R. LaRue, Cadence Pharmaceuticals, Inc.
David A. Socks, Cadence Pharmaceuticals, Inc.
Faye H. Russell, Latham & Watkins LLP
Mark B. Weeks, Heller Ehrman LLP
Ross L. Burningham, Heller Ehrman LLP
Richard Mejia, Jr., Ernst & Young LLP